Exhibit 99.7

MEDIA and CUSTOMER TALKING POINTS

Announcement of Pending Acquisition of California Micro Devices (CMD)

MEDIA CONTACTS

Please direct all media inquiries to the media relations department of ON Semiconductor or California Micro Devices (CMD) – utilizing the contacts listed below.

ON Semiconductor

Anne Spitza
Corporate Communications / Media Relations
Office: (602) 244-6398
Cell: (602) 326-0071 anne.spitza@onsemi.com

California Micro Devices

Kevin Berry
Chief Financial Officer
408-934-3144 kevinb@cmd.com

KEY FACTS

•	A definitive merger agreement for the acquisition of California Micro Devices (CMD) by ON Semiconductor was announced today (December 14).

•	This will be an all-cash transaction with an equity value of approximately $108 million and an enterprise value of approximately $63 million.

•	Under the terms of the agreement, ON Semiconductor will make a cash tender offer to acquire the outstanding shares of common stock of CMD for $4.70 per share.

•

The tender offer is expected to launch during the week of December 21, 2009, and will run for and close after 20 business days, assuming at least a majority of CMD’s shares are tendered to ON Semiconductor. A successful tender offer will be followed by a cash-out merger so that CMD becomes a wholly-owned subsidiary of ON Semiconductor. (No CMD stockholder meeting will be needed unless fewer than approximately eighty percent of CMD outstanding shares are tendered.)

•	The companies expect the entire transaction to close in the first quarter of 2010.

•	This transaction and related agreement have been approved by both boards of directors.

•	ON Semiconductor shareholders do not need to vote on this agreement. SEC regulations do not require a vote.

“ALL CASH” TRANSACTION

•	Under the terms of the agreement, CMD shareholders can tender their existing common shares for $4.70 per share of common stock owned.

•

Upon completion of the transaction, ON Semiconductor will have utilized approximately $108 million of cash to consummate the transaction. At close, ON Semiconductor will assume the balance sheet of CMD which includes approximately $45 million of cash and cash equivalents. The net cash used for this transaction post close is approximately $63 million.

•

Shares of CMD will cease to exist post the closing of the transaction since existing shareholders will receive $4.70 of cash per common share owned. Holders of options on CMD shares will generally exchange them for options in ON Semiconductor shares at a fixed exchange ratio pursuant to the merger agreement. ON Semiconductor will continue to trade on the NASDAQ Global Exchange under the symbol “ONNN.”

EMPLOYEES

•

CMD currently employs approximately 84 people. The majority of these employees are located in Milpitas, California. They also have employees in a number of regional offices in the United States and abroad.

BUSINESS OPERATIONS

•	Once this deal is completed, CMD’s customers, distributors, sales reps, vendors and suppliers can expect business to continue virtually unchanged for the near term.

FAQs

Why is ON Semiconductor buying California Micro Devices (CMD)?

•

The acquisition of CMD will significantly strengthen ON Semiconductor’s offering of application specific integrated passive (ASIP) devices to protect products in the wireless, computing and consumer electronics end-markets

•

CMD’s expertise in protection solutions for the high brightness LED (HBLED) market, as well as their strengths in LC-based EMI filtering and low capacitance ESD protection, complement ON Semiconductor’s existing portfolio of protection and lighting solutions.

•

CMD’s technology and process development expertise in ESD and EMI protection is highly differentiated in the market – as demonstrated by their strong relationships with leading global customers across multiple large and growing applications.

•	CMD’s business generated more than $11 million in sales in their most recent quarter which ended in September 2009 – a business that grew 19 percent versus the prior quarter.

•

With the combination of ON Semiconductor's global footprint, effective channels of distribution, and top-tier customer relationships, ON Semiconductor expects to be able to support a broader and deeper penetration of CMD’s overall product portfolio.

•	CMD’s strong portfolio offering is also expected benefit from ON Semiconductor’s world-class manufacturing capabilities.

•	To compete successfully in today’s global marketplace, size and scale are important. ON Semiconductor can provide CMD products:

•	Enhanced scale

•	Deeper customer relationships and sales channels

•	Integrated manufacturing capabilities

•	An expanded addressable market

CMD has a “fabless” business model. Does ON Semiconductor plan to bring some or all manufacturing in-house?

•

CMD’s strategy has been to be a fabless supplier. This has enabled CMD to select the best fab location and process for each of its product families. Moving forward, we will maintain the philosophy of selecting the best fab and process for the new products we develop, including our own.

How does CMD sales model align with ON Semiconductor’s?

•	The two companies have complementary customers, supply chains, manufacturing technologies and sales channels.

•	Much like ON Semiconductor, a large percent of CMD’s sales are made through distribution channels. The remainder of CMD’s sales is done via the internal sales team and via sales reps.

•

CMD’s customers will benefit from the support of ON Semiconductor award winning channel sales and supply chain operations. Because ON Semiconductor and CMD utilize many of the same distributors, we can build on these well-established relationships.

What products and markets does CMD sell into?

•

Products include low capacitance, low profile ESD protection arrays featuring PicoGuard XP® and PicoGuard XS® architectures. XtremeESD products which are ideal for protection of high speed serial interfaces in digital TVs and LCD display monitors such as MDDI, MIPI® or USB2.0 High-Speed. CMD’s Praetorian® ESD/EMI protection devices are multichannel LC EMI filters with ESD protection using spiral inductors combined with semiconductor circuit elements. These devices help enable superior filter performance making them ideal for high resolution display and camera interfaces in mobile handsets.

•

The LuxGuard™ family of ESD protection devices features silicon submounts and TVS diodes designed specifically for high power, high brightness LED applications. CMD introduced their first LED protection devices in 2001, and since then has shipped more than 300 million units to HB LED customers worldwide.

•

CMD’s MediaGuard™ HDMI protection devices feature ESD protection for all 12 HDMI data lines plus level shifting, backdrive protection, and overcurrent protection for HDMI ports on digital TVs, cable and satellite set-top boxes, DVD players and recorders, and other digital video devices.

•

CMD’s Centurion™ ESD/EMI protection devices include Zener diode ESD arrays plus multichannel RC EMI filters with ESD protection for mobile handset applications including dataports and internal interfaces to displays and cameras.

How long has CMD been in business?

•	California Micro Devices (CMD) was incorporated in 1980 and has been public since 1986.

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of California Micro Devices Corporation (“California Micro Devices” or “CMD”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ON Semiconductor Corporation and an indirect wholly-owned subsidiary of ON Semiconductor Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and California Micro Devices will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by CMD’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to California Micro Devices’ stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and also may be obtained by contacting investor relations at ir@calmicro.com, or by mail at California Micro Devices Corporation Investor Relations, 490 N. McCarthy Blvd., No. 100, Milpitas, CA 95051, or by telephone at 1- 408-934-3144.